Contact

www.linkedin.com/in/
hellosamgardner (LinkedIn)

Top Skills

CRM
Cloud Computing
Competitive Analysis

Languages

French (Limited Working)
German (Elementary)
Spanish (Limited Working)
English (Native or Bilingual)

Certifications

Oracle CRM On Demand Certified
Implementation Specialist

Sam Gardner

Co-founder and CEO at Happypillar-- let's connect!
Austin

Summary

she/her/hers

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Experience

Happypillar
CEO
February 2022 - Present (4 months)
Austin, Texas, United States

Rasa
2 years 7 months

Head of Customer Success Management
June 2021 - April 2022 (11 months)

Customer Success Lead
June 2020 - June 2021 (1 year 1 month)

Senior Customer Success Manager
October 2019 - June 2020 (9 months)

Sauce Labs
3 years 6 months

Senior Customer Success Manager
August 2018 - September 2019 (1 year 2 months)
Austin, TX

Customer Success Manager
April 2016 - August 2018 (2 years 5 months)
Austin, TX

SFCG
3 years 10 months

Senior Analyst
December 2014 - April 2016 (1 year 5 months)

Austin, TX

Associate Analyst
July 2012 - December 2014 (2 years 6 months)
Austin, TX

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Education

Northwestern University
Bachelor of Arts (B.A.), Theatre · (2008 - 2012)

Spence School